SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of October, 2022

Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA

(Exact name of registrant as specified in its charter)

Energy Company of Paraná

(Translation of Registrant's name into English)

José Izidoro Biazetto, 158
81200-240 Curitiba, Paraná
Federative Republic of Brazil
+55 (41) 3331-4011

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA PARANAENSE DE ENERGIA – COPEL
Corporate Taxpayer ID (CNPJ/ME) 76.483.817/0001-20 - Company Registry (NIRE)

41300036535 - CVM Registration

B3 (CPLE3, CPLE5, CPLE6, CPLE11)

NYSE (ELP)

LATIBEX (XCOP, XCOPO, XCOPU)

Copel Distribuição's Grid Market grows 2.5% in 3Q22 and 3.4% year-to-date

Companhia Paranaense de Energia – COPEL (“Company”), a company that generates, transmits, distributes and trades energy, informs its shareholders and the market in general the performance of the energy market in the third quarter and in the first nine months of 2022, compared to the same period of the previous year.

Distribution

Grid Market

Copel Distribuição's grid market, made up of the captive market, supply to concessionaires and licensees within the State of Paraná and all the free customers existing in its concession area, grew by 2.5% in electricity consumption in 3Q22 and growth of 3.4% in the year. The billed grid market, which considers the offset energy from Mini and Micro Distributed Generation of energy - MMGD, recorded growth of 1.0% in 3Q22 and 1.9% in the year, verified the Availability Cost[1].

The volume of offset energy, which is the excess of generation from MMGD compensated in billing, grew 75.9% in 3Q22 and 80.0% in the year, highlighting the growth in the Residential, Commercial and Rural classes. The number of consumers joining the MMGD reached 183,885, an amount 99.9% higher than in September 2021.

[1] The availability cost represents the minimum amount charged for the availability of the distribution grid and is referenced in the input configurations of consumer units: 30 kWh single-phase, 50 kWh two-phase and 100 kWh three-phase circuits (ANEEL Ordinance Nº 1,000/2021 art. 291).

The 3Q22 results is due to the consumption of the following classes:

i.	Residential, with an increase of 0.4%, due to the 2.3% increase in consumer units, partially offset by the reduction in average consumption in the period, from 161.0 kWh/month to 158.0 kWh/month, reflecting to the return of work and school on-site activities, reducing the permanence of consumers in their homes;
ii.	Industrial, with an increase of 3.0%, due to the growth in consumption of: Food Products Manufacturing, both in the captive and free market, totaling 5.3%, representing 34.7% of class consumption; and Metallurgy, by 48.2%, mainly in the free market, representing 4.1% of class consumption, partially offset by the reduction in consumption of Wood Products Manufacturing, by 8.2%; and Pulp and Paper Manufacturing, at 1.2%, which together represented 20.9% of class consumption;
iii.	Commercial, with an increase of 8.4%, due to the growth in consumption, both in the captive and in the free market, of: Retail Commerce, by 5.6%, representing 29.0% of class consumption; Wholesale Trade, at 19.9%, representing 18.8% of class consumption; and Food, at 12.0%, representing 6.0% of class consumption;
iv.	Rural, with a reduction of 3.5%, mainly impacted by the decrease in the number of consumers by 2.7%; and
v.	Other classes, with an increase of 1.2%, mainly due to the Public Power class due to the return of on-site activities, especially in public education.

Captive Market

The captive market had a drop of 0.1% in electricity consumption in 3Q22 and growth of 1.4% in the year. The billed captive market, which considers offset energy from MMGD, fell by 2.9% in the quarter and 1.1% year-to-date.

The following charts demonstrate the electricity consumed by class in the third quarter of 2022:

Generation

In 3Q22, Copel Geração e Transmissão (including energy from HPP Foz do Areia – FDA and SHP Bela Vista – BVE, but excluding TPP Araucária) recorded 4,256 GWh of electricity sold, a decrease of 7.2%, due to mainly to the reduction of contracts with free customers. Year-to-date, Copel GeT recorded 13,006 GWh, an increase of 0.3%.

For wind farms, total electricity sold in 3Q22 was 794 GWh, an increase of 40.0%, mainly influenced by the acquisition of the Vilas Wind Power Complex, which, since December 2021, has entered the Company's generation portfolio. Year-to-date, the volume reached 2,310 GWh, an increase of 38.0%.

For TPP Araucária, there was no dispatch in 3Q22 (compared to 641 GWh in 3Q21), due to the improvement in hydrological conditions. Year-to-date, we have a generation of 238 GWh (compared to 1,835 GWh in 9M21), an 87.0% reduction.

Trading

Copel Mercado Livre

In 3Q22, Copel Mercado Livre recorded 6,451 GWh of electricity sold, an increase of 1.8%, mainly due to the increase in contracts with free customers. For the year, Copel Mercado Livre recorded 18,607 GWh, an increase of 8.4%.

Copel's Consolidated Market

The total energy sold by Copel, comprising the sales of Copel Distribuição, Copel Geração e Transmissão, Wind Farm Complexes and Copel Mercado Livre in all markets, reached 17,421 GWh in 3Q22, an increase of 1.9%. Year-to-date, Copel recorded 51,433 GWh, an increase of 5.9%.

The following table presents Copel's total energy sales, segmented between Copel Distribuição, Copel Geração e Transmissão, Wind Farms and Copel Mercado Livre:

Curitiba, October 24, 2022.

Adriano Rudek de Moura

Chief Financial and Investor Relations Officer

For further information, please contact the Investor Relations team:

ri@copel.com or +55 41 3331-4011

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date October 24, 2022

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Daniel Pimentel Slaviero
Daniel Pimentel Slaviero Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.